UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                               Moore Medical Corp.
                                (Name of Issuer)

                                    615799103
                                  Common Stock
                         (Title of Class of Securities)


                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
 (Name, address and Telephone Number of Person Authorized to Receive Notices
                                  and Communications)

                                  March 1, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D

CUSIP NO. 615799103

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               9,870 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY             5,922 Shares of Common stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            9,870 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                     5,922  Shares of Common stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,792 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.5%

14 TYPE OF REPORTING PERSON*
         PN, BD, IA


                                  SCHEDULE 13D
CUSIP NO. 615799103

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               166,803 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                    -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            166,803 Shares of Common stock
PERSON WITH       10 SHARED DISPOSITIVE POWER
                            -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            166,803 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.21%

14 TYPE OF REPORTING PERSON*
           PN, BD


                                  SCHEDULE 13D

CUSIP NO. 615799103

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               14,805 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            14,805 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                            -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          14,805 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.46%

14 TYPE OF REPORTING PERSON*
         CO

Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Common Stock of Moore Medical Corp., 389 John Downey Drive, P.O. Box 1500, New Britain, CT., 06050.

Item 2.  Identity and Background.
------   -----------------------

                         No change.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

                  No change.

Item 4.   Purpose of Transaction.
------    ----------------------

                  No change.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

                  (a) The persons reporting hereby owned the following shares of Common Stock as of March 1, 2004.

                                    Shares of Common Stock

Loeb Arbitrage Fund                        166,803
Loeb Partners Corporation*                  15,792
Loeb Offshore Fund                          14,805
                                    --------------
                                           197,400

The total shares of Common Stock constitute 6.17% the 3,200,009 outstanding shares of Common Stock as reported by the issuer.
-------------------------
*Including 5,922 shares of Common Stock held for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

(b) See paragraph (a) above.

(c) The following purchases of Common Stock have been made in the last sixty
(60) days by the following:

                                    Purchases of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.*          01-22-04        479             $13.52
                              01-23-04       2138              14.74
                              01-23-04       3266              14.74
                              01-28-04        899              14.73
                              01-29-04       2063              14.73
                              02-03-04        639              14.65
                              02-03-04        640              14.64
                              02-04-04       1650              14.67
                              02-05-04       2475              14.53
                              02-05-04       4125              14.53
                              02-06-04        107              14.52
                              02-06-04        825              14.49
                              02-11-04        825              13.54


Holder                                     Shares      Average Price
Loeb Arbitrage Fund           01-22-04       4871             13.523
                              01-23-04        420             14.723
                              01-23-04      54599             14.742
                              01-28-04       9156             14.733
                              01-29-04      20999             14.733
                              02-03-04       6468             14.663
                              02-03-04       6551             14.626
                              02-04-04      16800             14.673
                              02-05-04      25200             14.528
                              02-05-04      42000             14.525
                              02-06-04       1092             15.523
                              02-06-04       8400             14.493
                              02-11-04       8400             13.543


Holder                                     Shares      Average Price
Loeb Offshore Fund            01-22-04        450              13.52
                              01-23-04         39              14.74
                              01-23-04       5038              14.74
                              01-28-04        845              14.73
                              01-29-04       1938              14.73
                              02-03-04        605              14.65
                              02-03-04        597              14.64
                              02-04-04       1550              14.67
                              02-05-04       2325              14.53
                              02-05-04       3875              14.53
                              02-06-04        101              14.52
                              02-06-04        775              14.49
                              02-11-04        775              13.54




                                      Sales of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.*          02-20-04        325             $11.98
                              02-20-04        278              11.98
                              02-26-04        992              12.27
                              02-27-04       1072              12.22
                              02-27-04         72              12.39
                              03-01-04       1600              12.00

Loeb Arbitrage Fund           02-20-04       1932            $11.977
                              02-20-04       4199             11.977
                              02-26-04       3039             12.266
                              02-27-04      11323             12.221
                              02-27-04        760             12.390
                              03-01-04      16900             11.998

Loeb Offshore Fund            02-20-04        178              11.98
                              2-20-040        388              11.98
                              02-26-04        969              12.27
                              02-27-04       1005              12.22
                              02-27-04         68              12.39
                              03-01-04       1500              12.00


-------------------
*Including 2,009 Shares of Common Stock sold for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on the American Stock Exchange.

(d) Not applicable.

(e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.
Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 5, 2004                         Loeb Partners Corporation


                                 By: /s/ Gideon J. King,Executive Vice President


March 5, 2004                          Loeb Arbitrage Fund
                                 By: Loeb Arbitrage Management, Inc.


                                 By: /s/ Gideon J. King, President

March 5, 2004                           Loeb Offshore Fund


                                 By: /s/ Gideon J. King, Director